Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

Restoration Robotics® Files Definitive Proxy Statement

in Connection with Pending Merger with Venus Concept

Venus Concept Shareholders Approve Merger with Restoration Robotics

Restoration Robotics Annual Meeting of Stockholders Scheduled for October 4, 2019

SAN JOSE, CA and TORONTO, September 10, 2019 (GLOBE NEWSWIRE) – Restoration Robotics, Inc. (NASDAQ:HAIR) (“Restoration Robotics”), a global leader in robotic hair restoration, and Venus Concept Ltd. (“Venus Concept”), a privately-held global medical aesthetic technology leader, today announced that Restoration Robotics has filed definitive proxy materials with the U.S. Securities and Exchange Commission (“SEC”) in connection with the pending merger of Restoration Robotics and Venus Concept. The definitive proxy statement is available on the Investor Relations section of Restoration Robotics’ website, as well as www.sec.gov.

Restoration Robotics’ Annual Meeting of Stockholders is scheduled to take place on October 4, 2019. The Annual Meeting will be held entirely online to allow greater participation, improve communications and provide cost savings for Restoration Robotics and its stockholders. All Restoration Robotics common stockholders of record as of close of business on September 6, 2019, will be entitled to vote their shares either online or by proxy at the Annual Meeting.

The Restoration Robotics Board of Directors recommend that all stockholders vote “FOR” the merger proposals as well as all other proposals included in the definitive proxy statement on the proxy card today.

At an annual general meeting and class meetings of shareholders held on September 10, 2019, the shareholders of Venus Concept voted to approve the merger with Restoration Robotics.

About Restoration Robotics

Restoration Robotics, Inc., is a medical device company developing and commercializing the ARTAS® and ARTAS iX™ Robotic Hair Restoration System. The ARTAS Systems are the first and only physician-assisted robotic systems to dissect and assist in the harvesting of follicular units directly from the scalp, create recipient implant sites using proprietary algorithms and, in the case of the ARTAS iX System, robotically implant the hair follicles into the designated sites. Restoration Robotics has unique expertise in machine vision, image guidance, visual servoing and robotics, as well as developing intuitive interfaces to manage these technologies.

About Venus Concept

Venus Concept is an innovative global medical aesthetic technology leader with a broad product portfolio, global reach in over 60 countries and 29 direct markets. Venus Concept focuses its product sale strategy on a subscription-based business model in North America and in its well-established direct global markets. Venus Concept’s product portfolio consists of aesthetic device platforms, including Venus Versa, Venus Legacy, Venus Velocity, Venus Fiore, Venus Viva, Venus Freeze Plus, Venus Bliss, and recently acquired NeoGraft technology for hair restoration. The company has been backed by leading healthcare industry growth equity investors including EW Healthcare Partners (formerly Essex Woodlands), HealthQuest Capital, Madryn Asset Management, Longitude Capital Management, Aperture Venture Partners and Deerfield Capital Management.

Additional Information for Restoration Robotics Common Stockholders

In connection with the proposed transaction, Restoration Robotics has filed with the SEC a definitive Registration Statement on Form S-4 related to the shares being issued in the merger, including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a proxy statement relating to the approval of the issuance of shares in the merger and the related transactions.

A definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive proxy statement and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/or by contacting Restoration Robotics Investor Relations by telephone at 646-536-7000 or by email at ir@restorationrobotics.com.

Participants in Solicitation

Restoration Robotics, Venus Concept and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ amended Annual Report on Form 10-K for the period ended December 31, 2018 and filed with the SEC on April 29, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC’s website at www.sec.gov.

Non-solicitation

This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger, the expected revenue, operating results and other financial information, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,”, “projects”, “future,” “intends,” may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements. Material factors that could cause actual results to differ materially from current expectations include, without limitation, the following: the progress of Restoration Robotics’ commercialization, marketing and manufacturing capabilities; the number of ARTAS Systems and ARTAS® iX Systems that are sold; the timing or likelihood of regulatory filings and approvals for ARTAS for use in transplanting of hair in certain international markets; the timing and whether the proposed merger is able to be consummated; and the expected revenue for the combined company. Additionally, forward-looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations are set forth in the Registration Statement on Form S-4 and the prospectus and proxy statement contained therein that Restoration Robotics filed with the SEC. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K for the year ended 2018 filed on March 20, 2019, as amended on April 29, 2019, the Restoration Robotics’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019 and the Risk Factors contained in the Registration Statement on Form S-4 and the prospectus and definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept, as well as any reports that Restoration Robotics may file with the SEC in the future. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware.

Restoration Robotics Contacts:

Media Contact

The Ruth Group

Kirsten Thomas

kthomas@theruthgroup.com

646-536-7000

Investor Contact

The Ruth Group

Carol Ruth/Kaitlyn Brosco

cruth@theruthgroup.com/kbrosco@theruthgroup.com

646-536-7000

Venus Concept Contact:

Mike Piccinino, CFA

Westwicke

VenusConceptIR@westwicke.com